Exhibit 99.1

Sunlands Technology Group to Hold Annual General Meeting on December 8, 2023

BEIJING, Oct. 20, 2023 (GLOBE NEWSWIRE) -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's online post-secondary and professional education, today announced that it will hold its annual general meeting of shareholders (the "AGM") at 7th Floor Building 6, Chaolai Science Park, No. 36 Chuangyuan Road, Chaoyang District, Beijing, the People's Republic of China on December 8, 2023 at 3:00 pm (Beijing time), and also virtually via telephone at + (10) 5808 - 4288. No proposal will be submitted to shareholders for approval and no resolutions will be considered, voted upon, passed or adopted at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the American depositary shares ("ADSs") to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 9, 2023 (Eastern Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company's Class A, Class B or Class C ordinary shares, par value US$0.00005 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company's 2022 annual report on Form 20-F, free of charge, from the Company’s website at https://ir.sunlands.com or by sending an email to sl-ir@sunlands.com.

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree- and diploma-oriented post-secondary courses as well as online professional courses and educational content, including various interest courses, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit https://ir.sunlands.com.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group